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                                                Filed pursuant to Rule 424(B)(3)
                                                Registration No. 333-82212

PROSPECTUS



                                 170,000 SHARES

                                VECTOR GROUP LTD.

                                  COMMON STOCK

               ---------------------------------------------------


               These shares may be sold by the selling stockholder
          listed on page 11. We will not receive any proceeds from the sale of these shares.

               Our common stock is listed on The New York Stock
          Exchange under the symbol "VGR". The last reported sale price of the common stock on The New York Stock Exchange on
                          February 8, 2002 was $24.62.

               The common stock may be sold in transactions on The New
         York Stock Exchange at market prices then prevailing, in negotiated transactions or otherwise. See "Plan of Distribution."

 THIS OFFERING INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

               ---------------------------------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

               ---------------------------------------------------

                               February 11, 2002

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                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Website maintained by the SEC at www.sec.gov. We have filed a registration statement to register with the SEC our common stock listed in this prospectus. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

         Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is "incorporated by reference" to other documents that we have filed with the SEC. The information that is incorporated by reference consists of:

         o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001;

         o Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 14, 2001, for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001, and for the quarter ended September 30, 2001, filed with the SEC on November 14, 2001;

         o Our Current Reports on Form 8-K, filed with the SEC on May 17, 2001, June 29, 2001, July 2, 2001, July 16, 2001, July 25, 2001, August
            22, 2001, November 15, 2001 and January 4, 2002;

         o The description of our common stock contained in our Current Report on Form 8-K, filed with the SEC on April 3, 2000; and

         o All documents filed by us under the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

         If there is any contrary information in a previously filed document that is incorporated by reference, then you should rely on the information in this prospectus.

         You can obtain any of the documents incorporated by reference through us or the SEC. Documents incorporated by reference are available from us without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing to the following address or by telephone:

                                Vector Group Ltd.
                          Attention: Investor Relations
                       100 S.E. Second Street, 32nd Floor
                              Miami, Florida 33131
                                 (305) 579-8000


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


                               PROSPECTUS SUMMARY

         BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL INFORMATION WHICH MAY BE IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE, BEFORE YOU DECIDE WHETHER TO INVEST IN OUR COMMON STOCK. YOU SHOULD PAY SPECIAL ATTENTION TO THE RISKS OF INVESTING IN OUR COMMON STOCK AS DISCUSSED UNDER "RISK FACTORS."

                                   THE COMPANY

         We are a holding company for a number of businesses. We hold these businesses through our wholly-owned subsidiary VGR Holding Inc. We are engaged principally in:

         o the manufacture and sale of cigarettes in the United States through our subsidiary Liggett Group Inc., and

         o the development and marketing of new, reduced carcinogen and nicotine-free cigarette products through our subsidiary Vector Tobacco Inc.

         Our majority-owned subsidiary, New Valley Corporation, completed in December 2001 the distribution to its stockholders of its shares in Ladenburg Thalmann Financial Services Inc., its former majority-owned subsidiary engaged in the investment banking and brokerage business. The Ladenburg shares received by us were, in turn, distributed to our stockholders. New Valley is currently engaged in the real estate business and is seeking to acquire additional operating companies.

         We are controlled by Bennett S. LeBow, our Chairman and the Chairman of VGR Holding and New Valley, who beneficially owns approximately 35.3% of our common stock.

         The mailing address of our principal executive offices is 100 S.E. Second Street, Miami, Florida 33131. Our telephone number at that address is
(305) 579-8000.

                                  THE OFFERING

Securities offered by the
selling stockholder..................     170,000 shares of common stock

Common Stock outstanding.............     33,248,260 shares of common stock

NYSE symbol..........................     Common Stock:  VGR

                                 USE OF PROCEEDS

         The net proceeds from the sale of the shares will be received by the selling stockholder. None of the proceeds from any sales by the selling stockholder will be received by us.

                                  RISK FACTORS

         BEFORE YOU INVEST IN OUR SECURITIES, YOU SHOULD BE AWARE THAT WE ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE ONES LISTED BELOW, THE OCCURRENCE OF ANY OF WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AS WELL AS THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN EVALUATING AN INVESTMENT IN OUR COMMON STOCK.

WE AND OUR SUBSIDIARIES HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS

         We and our subsidiaries have significant indebtedness and debt service obligations. At September 30, 2001, we and our subsidiaries had total outstanding indebtedness of $287.6 million. In addition, subject to the terms of any future agreements, we and our subsidiaries will be able to incur additional indebtedness in the future. There is a risk that we will not be able to generate sufficient funds to repay our debt. If we cannot service our fixed charges, it would significantly harm us and the value of our common stock.

WE ARE A HOLDING COMPANY AND DEPEND ON CASH PAYMENTS FROM SUBSIDIARIES WHICH ARE SUBJECT TO CONTRACTUAL AND OTHER RESTRICTIONS

         We are a holding company and have no operations of our own. We hold our interests in our various businesses through our wholly-owned subsidiary, VGR Holding. In addition to our own cash resources, our ability to pay interest on our convertible notes and to pay dividends on our common stock depends on the ability of VGR Holding to make cash available to us. The purchase agreement for the VGR Holding 10% senior secured notes due 2006 contains covenants which limit the ability of VGR Holding to make distributions to us to 50% of VGR Holding's net income, unless VGR Holding holds cash of $50 million after giving effect to the payment of the distribution. VGR Holding's ability to pay dividends to us depends primarily on the ability of Liggett, our wholly owned subsidiary, and New Valley, in which we indirectly hold an approximately 56% interest, to generate cash and make it available to VGR Holding. Liggett's revolving credit agreement prohibits Liggett from paying cash dividends to VGR Holding unless Liggett's borrowing availability exceeds $5 million for the thirty days prior to payment of the dividend, and immediately after giving effect to the dividend, and it is in compliance with the covenants in the credit facility, including an adjusted net worth and working capital requirement.

         As the controlling New Valley stockholder, we must deal fairly with New Valley, which may limit its ability to enter into transactions with New Valley that result in the receipt of cash from New Valley and to influence New Valley's dividend policy. In addition, since we indirectly own only approximately 56% of the common shares of New Valley, a significant portion of any cash and other assets distributed by New Valley will be received by persons other than us and our subsidiaries.

         Our receipt of cash payments, as dividends or otherwise, from our subsidiaries is an important source of our liquidity and capital resources. If we do not have sufficient cash resources of our own and do not receive payments from our subsidiaries in an amount sufficient to repay our debts, we must obtain additional funds from other sources. There is a risk that we will not be able to obtain additional funds at all or on terms acceptable to us. Our inability to service these obligations would significantly harm us and the value of our common stock.

LIGGETT FACES INTENSE COMPETITION IN THE DOMESTIC TOBACCO INDUSTRY

         Liggett is considerably smaller and has fewer resources than all its major competitors and as a result has a more limited ability to respond to market developments. Published industry sources indicate that the three largest manufacturers control approximately 85% of the United States cigarette market. Philip Morris Companies Inc. is the largest and most profitable manufacturer in the market, and its profits are derived principally from its sale of premium cigarettes. Based on published industry sources, Liggett's management believes that Philip Morris had approximately 61.9% of the premium segment and 51.1% of the total domestic market during the first nine months of 2001. During the first nine months of 2001, Liggett's share of the premium cigarette segment was 0.3%, and its share of the total domestic cigarette market was 2.1%. Philip Morris and RJR, the two largest cigarette manufacturers, have historically, because of their dominant market share, been able to determine cigarette prices for the various pricing tiers within the industry. The other cigarette manufacturers historically have brought their prices into line with the levels established by the two major manufacturers.

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LIGGETT'S BUSINESS IS HIGHLY DEPENDENT ON THE DISCOUNT CIGARETTE SEGMENT

         Liggett depends more on sales in the discount cigarette segment of the market, relative to the full-price premium segment, than its major competitors. Approximately 91.3% of Liggett's unit sales in the first nine months of 2001 were generated in the discount segment. The discount segment is highly competitive with consumers having less brand loyalty and placing greater emphasis on price. While the four major manufacturers all compete with Liggett in the discount segment of the market, the strongest competition for market share has recently come from a group of small manufacturers, most of which are producing low quality, deep discount cigarettes. While Liggett's share of the discount market increased from 3.9% in 1999 to 5.3% in 2000, published industry sources indicate that these smaller manufacturers' total market share increased from 8.8% to 13.8% due to their increased competitive discounting. Liggett's share of the discount market for the first nine months of 2001 was 7.2%. If the discount market pricing continues to be impacted by these smaller manufacturers, margins in Liggett's largest market segment could be negatively affected, which in turn could negatively affect the value of our common stock.

LIGGETT'S MARKET SHARE HAS DECLINED IN RECENT PERIODS

         Liggett has suffered a substantial decline in unit sales and associated market share in recent years, although Liggett's unit sales and market share increased during 2000 and 2001. This earlier market share erosion resulted in part from its highly leveraged capital structure that existed until December 1998 and Liggett's limited ability to match other competitors' wholesale and retail trade programs, obtain retail shelf space for its products and advertise its brands. The decline in recent years also resulted from adverse developments in the tobacco industry, intense competition and changes in consumer preferences. Based on published industry sources, Liggett's management believes that Liggett's overall domestic market share during the first nine months of 2001 was 2.1%, compared with 1.5% for 2000 and 1.2% for 1999. Based on published industry sources, Liggett's management believes that Liggett's share of the premium segment during the first nine months of 2001 was 0.3% as compared to 0.2% in 2000 and 0.3% in 1999, and its share of the discount segment during the first nine months of 2001 was 7.2%, up from 5.3% in 2000 and 3.9% for 1999. If Liggett's market share declines, Liggett's sales volume, operating income and cash flows could be negatively affected, which in turn could negatively affect the value of our common stock.

THE DOMESTIC CIGARETTE INDUSTRY HAS EXPERIENCED DECLINING UNIT SALES IN RECENT PERIODS

         Industry-wide shipments of cigarettes in the United States have been generally declining for a number of years, with published industry sources estimating that domestic industry-wide shipments decreased by approximately 2.2% during the first nine months of 2001. Published industry sources estimate that domestic industry-wide shipments increased by 0.1% in 2000 compared to 1999 and decreased by approximately 9% in 1999 compared to 1998. While Liggett's domestic shipments increased 22.9% in 2000, Liggett's unit sales volume in 1999 decreased more significantly (11.3%) than the overall domestic market. Liggett's management believes that industry-wide shipments of cigarettes in the United States will generally continue to decline as a result of numerous factors. These factors include health considerations, diminishing social acceptance of smoking and legislative limitations on smoking in public places, federal and state excise tax increases and settlement-related expenses which have contributed to large cigarette price increases. If this decline in industry shipments continues and Liggett is unable to capture market share from its competitors, or if the industry is unable to offset the decline in unit sales with price increases, Liggett's sales volume, operating income and cash flows could be negatively affected, which in turn could negatively affect the value of our common stock.

LITIGATION AND REGULATION WILL CONTINUE TO HARM THE TOBACCO INDUSTRY

         The cigarette industry continues to be challenged on numerous fronts. New cases continue to be commenced against Liggett and other cigarette manufacturers. As of September 30, 2001, there were approximately 318 individual suits, 38 purported class actions and 104 governmental and other third-party payor health care reimbursement actions pending in the United States in which Liggett was a named defendant. In addition to these cases, during 2000, an action against cigarette manufacturers involving approximately 1,250 named individual plaintiffs was consolidated before a single West Virginia state court. Liggett is a defendant in most of the cases pending in West Virginia. Approximately 38 other purported class action complaints have been filed against the cigarette manufacturers for alleged antitrust violations. As new cases are commenced, the costs associated with defending these cases and the risks relating to the inherent unpredictability of litigation continue to increase.

         An unfavorable verdict was returned in the first phase of the ENGLE smoking and health class action trial pending in Florida. In July 2000, the jury awarded $790 million in punitive damages against Liggett, in the second phase of the trial, and the court entered an order of final judgment. Liggett intends to pursue all available post-trial and appellate remedies. If this verdict is not eventually reversed on appeal, or substantially reduced by the court, it will have a material adverse effect on us. Liggett has filed the $3.45 million bond required under recent Florida legislation which limits the size of any bond required, pending appeal, to stay execution of a punitive damages verdict. On May 7, 2001, Liggett reached an agreement with the class in the ENGLE case, which will provide assurance to Liggett that the stay of execution, currently in effect under the Florida bonding statute, will not be lifted or limited at any point until completion of all appeals, including to the United States Supreme Court. As required by the agreement, Liggett paid $6.27 million into an escrow account to be held for the benefit of the ENGLE class, and released, along with Liggett's existing $3.45 million statutory bond, to the court for the benefit of the class upon completion of the appeals process, regardless of the outcome of the appeal. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the ENGLE case. Management cannot predict the cash requirements related to any future settlements and judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met.

         In recent years, there have been a number of restrictive regulatory actions from various Federal administrative bodies, including the United States Environmental Protection Agency and the Food and Drug Administration. There have also been adverse political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, including the commencement and certification of class actions and the commencement of third-party payor actions. These developments generally receive widespread media attention. We are not able to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation, but our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any smoking-related litigation.

LIGGETT HAS SIGNIFICANT SALES TO A SINGLE CUSTOMER

         During the first nine months of 2001, 26.1% of Liggett's net sales, 30.1% of Liggett's net sales in the discount segment and 23.1% of our consolidated revenues were to Liggett's largest customer. Liggett's contract with this customer extends through March 31, 2005. If this customer discontinues its relationship with Liggett or experiences financial difficulties, Liggett's results of operations could be materially adversely affected.

EXCISE TAX INCREASES MAY ADVERSELY AFFECT CIGARETTE SALES

         As part of the 1997 budget agreement approved by Congress, federal excise taxes on a pack of cigarettes, which are currently 39 cents, were increased at the beginning of each of 2000 and 2002. In general, excise taxes and other taxes on cigarettes have been increasing. These taxes vary considerably and, when combined with sales taxes and the current federal excise tax, may be as high as $1.90 per pack in a given locality in the United States. Congress has considered significant increases in the federal excise tax or other payments from tobacco manufacturers, and increases in excise and other cigarette-related taxes have been proposed at the state and local levels. A substantial federal or state excise tax increase could accelerate the trend away from smoking and could have an unfavorable effect on Liggett's sales and profitability.

VECTOR TOBACCO IS SUBJECT TO RISKS INHERENT IN NEW PRODUCT DEVELOPMENT
INITIATIVES

         We have made and plan to continue to make significant investments in Vector Tobacco's development projects in the tobacco industry. Vector Tobacco is in the business of developing and marketing new cigarette products designed to both reduce cancer causing agents in cigarettes and to be free of nicotine. These initiatives are subject to high levels of risk, uncertainties and contingencies, including the challenges inherent in new product development. There is a risk that continued investments in Vector Tobacco will harm our profitability (if any) or liquidity or cash flow.

         The substantial risks facing Vector Tobacco include:

         RISKS OF MARKET ACCEPTANCE OF THE NEW PRODUCTS. Vector Tobacco has only recently introduced its new reduced carcinogen OMNI cigarettes and has conducted only limited testing of cigarettes produced from tobacco genetically modified to produce a nicotine-free cigarette. Vector Tobacco's new nicotine-free product is scheduled to be introduced in the second quarter of 2002. Reduced carcinogen and nicotine-free cigarettes may not be accepted ultimately by adult smokers and may not prove to be commercially successful products. Adult smokers may decide not to purchase cigarettes made with reduced carcinogen and nicotine-free tobaccos due to taste or other preferences, or due to the use of genetically modified tobacco or other product modifications.

         THIRD PARTY ALLEGATIONS THAT VECTOR TOBACCO PRODUCTS ARE UNLAWFUL OR BEAR DECEPTIVE OR UNSUBSTANTIATED PRODUCT CLAIMS. Vector Tobacco is engaged in the development and marketing of new, reduced carcinogen and nicotine-free cigarettes. However, reductions in these constituents have not yet been proven to result in a safer cigarette. These products also produce tar, carbon monoxide, other harmful by-products, and increased levels of nitric oxide. There are currently no definitive governmental standards or parameters for these products and product claims. There is a risk that federal or state regulators may object to these products and claims as unlawful, and seek the removal of the products from the marketplace, or significant changes to advertising claims. Allegations by public health organizations and other tobacco manufacturers that Vector Tobacco's products are unlawful, or that its public statements or advertising contain misleading or unsubstantiated health claims or product comparisons, may result in litigation. Vector Tobacco's defense against such claims could require it to incur substantial expense and to divert significant efforts of its scientific and marketing personnel. An adverse determination in a judicial proceeding or by a regulatory agency could have a material and adverse impact on Vector Tobacco's business, operating results and prospects.

         POTENTIAL DELAYS IN OBTAINING ANY NECESSARY GOVERNMENT APPROVALS. Vector Tobacco's business may become subject to extensive domestic and international government regulation. Various proposals have been made for federal, state and international legislation to regulate cigarette manufacturers generally, and reduced constituent cigarettes specifically. The ultimate outcome of these proposals cannot be predicted. It is possible that laws and regulations may be adopted covering issues like the manufacture, sale, distribution and labeling of tobacco products as well as any health claims associated with new, reduced carcinogen and nicotine-free cigarette products and the use of genetically modified tobacco. A system of regulation by agencies like the Food and Drug Administration, the Federal Trade Commission or the United States Department of Agriculture may be established. In addition, a group of public health organizations have recently submitted a petition to the Food and Drug Administration, alleging that the marketing of the OMNI product is subject to regulation by the FDA under existing law. Any new laws or regulations or applications of existing law of this type could significantly delay or obstruct Vector Tobacco's further development and marketing of its new products or may require it to incur significant expense in complying with any new regulation or in obtaining any necessary government approvals.

         COMPETITION FROM OTHER CIGARETTE MANUFACTURERS WITH GREATER RESOURCES. The cigarette industry is highly competitive. Vector Tobacco's competitors generally have substantially greater resources than Vector Tobacco has, including financial, marketing and personnel resources. Brown & Williamson Tobacco Corporation has recently announced it is test marketing a new cigarette with reduced levels of many toxins. Other major tobacco companies have stated that they are working on reduced risk, "safer" cigarette products and have made publicly available only limited additional information concerning their activities at this time. There is a substantial likelihood that other major tobacco companies will continue to introduce new products that are designed to compete directly with Vector Tobacco's reduced carcinogen and nicotine-free products.

         POTENTIAL DISPUTES CONCERNING INTELLECTUAL PROPERTY. Vector Tobacco's ability to commercially exploit its proprietary technology for its reduced carcinogen and nicotine-free products depends in large part on its ability to obtain and defend issued patents, to obtain further patent protection for the technology in the United States and other jurisdictions, and to operate without infringing on the patents and proprietary rights of others both in the United States and abroad. Additionally, it must be able to obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the United States and in foreign countries.

         Intellectual property rights, including Vector Tobacco's patents (owned or licensed), involve complex legal and factual issues. Any conflicts resulting from third party patent applications and granted patents could significantly

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limit Vector Tobacco's ability to obtain meaningful patent protection or to commercialize its technology. If necessary patents currently exist or are issued to other companies that contain competitive or conflicting claims, Vector Tobacco may be required to obtain licenses to these patents or to develop or obtain alternative technology. Licensing agreements, if required, may not be available on acceptable terms or at all. If licenses are not obtained, Vector Tobacco could be delayed in or prevented from pursuing the further development or marketing of its new cigarette products. Any alternative technology, if feasible, could take several years to develop.

         Litigation which could result in substantial cost may also be necessary to enforce any patents to which Vector Tobacco has rights, or to determine the scope, validity and unenforceability of other parties' proprietary rights which may affect its rights. Vector Tobacco may also have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention or opposition proceedings in foreign counties or jurisdictions, which could result in substantial costs. There is a risk that its licensed patents would not be held valid by a court or administrative body or that an alleged infringer would not be found to be infringing. The mere uncertainty resulting from the institution and continuation of any technology-related litigation, interference proceedings or oppositions could have a material and adverse effect on Vector Tobacco's business, operating results and prospects.

         Vector Tobacco may also rely on unpatented trade secrets and know-how to maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There is a risk that these agreements will be breached or terminated, that Vector Tobacco will not have adequate remedies for any breach, or that its trade secrets will otherwise become known or be independently discovered by competitors.

         DEPENDENCE ON KEY SCIENTIFIC PERSONNEL. Vector Tobacco's business depends for its continued development and growth on the continued services of key scientific personnel. The loss of Dr. Robert Bereman, Vice President of Chemical Research, or Dr. Mark A. Conkling, Vice President of Genetic Research, could have a serious negative impact upon Vector Tobacco's business, operating results and prospects.

         ABILITY TO RAISE CAPITAL AND MANAGE GROWTH OF BUSINESS. If Vector Tobacco succeeds in introducing to market and increasing consumer acceptance for its new cigarette products, Vector Tobacco will be required to obtain significant amounts of additional capital and manage substantial volume from its customers. There is a risk that adequate amounts of additional capital will not be available to Vector Tobacco to fund the growth of its business. To accommodate growth and compete effectively, Vector Tobacco will also be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. Vector Tobacco will face competition for these people. Its ability to manage volume also will depend on its ability to scale up its tobacco processing, production and distribution operations. There is a risk that it will not succeed in scaling its processing, production and distribution operations and that its personnel, systems, procedures and controls will not be adequate to support its future operations.

         POTENTIAL DELAYS IN OBTAINING TOBACCO, OTHER RAW MATERIALS AND ANY TECHNOLOGY NEEDED TO PRODUCE NEW PRODUCTS. Vector Tobacco is dependent on third parties to produce tobacco and other raw materials that Vector Tobacco requires to manufacture its new products. In addition, the growing of new tobacco and new seeds is subject to adverse weather conditions. Vector Tobacco may also need to obtain licenses to technology subject to patents or proprietary rights of third parties to produce its products. The failure by such third parties to supply Vector Tobacco with tobacco, other raw materials and technology on commercially reasonable terms, or at all, in the absence of readily available alternative sources, would have a serious negative impact on Vector Tobacco's business, operating results and prospects. There is also a risk that interruptions in the supply of these materials and technology may occur in the future. Any interruption in their supply could have a serious negative impact on Vector Tobacco.

NEW VALLEY'S POTENTIAL INVESTMENTS ARE UNIDENTIFIED AND MAY NOT SUCCEED

         New Valley currently holds a significant amount of marketable securities and cash not committed to any specific investments. This subjects you to increased risk and uncertainty because you will not be able to evaluate how this cash will be invested and the economic merits of particular investments. There may be substantial delay in locating suitable investment opportunities. In addition, New Valley may lack relevant management experience in the areas in which New Valley may invest. There is a risk that New Valley will fail in targeting, consummating or effectively managing any of these investments.

NEW VALLEY MAY BECOME SUBJECT TO BURDENSOME REGULATION UNDER THE INVESTMENT COMPANY ACT

         Following the recent distribution of the Ladenburg shares and asset dispositions in Russia, New Valley is engaged in the real estate business and holds a significant amount of cash and marketable securities which it may be required to reinvest in operating companies in the near future in order to avoid potentially burdensome regulation under the Investment Company Act of 1940. The Investment Company Act and its regulations generally impose substantive restrictions on a company that owns "investment securities" having a value in excess of 40% of the company's "total assets". New Valley, which is now above this threshold following the distribution of the Ladenburg shares and asset dispositions in Russia, has been relying since December 2001 on the one-year exemption from registration under the Investment Company Act provided by Rule 3a-2. New Valley will attempt to be engaged, within the one-year period prescribed by Rule 3a-2, primarily in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities. However, there is a risk that New Valley will not be successful in becoming engaged in such business and will become subject to the Investment Company Act. If New Valley were required to register under the Investment Company Act, it would be subject to a number of severe substantive restrictions on its operations, capital structure and management. For example, it would be prohibited from entering into principal transactions and joint transactions with affiliates. It would also be prohibited from issuing convertible securities and options and would be subject to limitations on leverage.

WE DEPEND ON OUR KEY PERSONNEL

         We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations. We do not maintain key-man life insurance for any of our personnel.

WE AND NEW VALLEY HAVE MANY POTENTIALLY DILUTIVE SECURITIES OUTSTANDING

         We have outstanding warrants expiring in 2003 to purchase 121,623 shares of our common stock, at a price of $4.18 per share. In 1998, we granted options expiring in 2003 for shares of our common stock, at a price of $5.18 per share, to a law firm that represents us, Liggett and New Valley, of which options for 591,281 shares are currently outstanding and exercisable. At December 31, 2001, we had outstanding options granted to employees to purchase 10,678,774 shares of our common stock, at prices ranging from $.87 to $43.95 per share, of which options for 5,726,266 shares are exercisable during 2002. The issuance of these shares will cause dilution which may adversely affect the market price of our common stock. The availability for sale of significant quantities of our common stock could adversely affect the prevailing market price of the stock.

         As part of New Valley's recapitalization, a total of 17,898,629 warrants to purchase common shares were issued to New Valley's stockholders. The potential issuance of common shares on exercise of the warrants would increase the number of New Valley's common shares outstanding by more than 80% and decrease our holdings.

OUR STOCK PRICE HAS BEEN VOLATILE

         The trading price of our common stock has fluctuated widely, ranging between $17.90 and $45.95 per share over the past 52 weeks. The overall market and the price of our common stock may continue to fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

         o  the depth and liquidity of the trading market for our common stock,

         o  quarterly variations in its actual or anticipated operating results,

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

         o changes in investors' and analysts' perceptions of the business and legal risks facing us and the tobacco industry,

         o  changes in estimates of our earnings by investors and analysts, and

         o  announcements or activities by our competitors.

WE WILL HAVE BROAD DISCRETION WITH RESPECT TO THE USE OF PROCEEDS FROM OUR JULY 2001 NOTE OFFERING

         The net proceeds of our July 2001 note offering were approximately $166 million. Our management will retain broad discretion as to the use and allocation of the proceeds. Accordingly, you will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds.

                           FORWARD LOOKING STATEMENTS

         In addition to historical information, this prospectus contains "forward-looking statements" within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to:

         o  the use of the proceeds from our July 2001 note offering,

         o  economic outlook,

         o  capital expenditures,

         o  cost reduction,

         o  cash flows,

         o  operating performance,

         o  litigation, and

         o related industry developments (including trends affecting our business, financial condition and results of operations).

         We identify forward-looking statements in this prospectus by using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "may be", "objective", "plan", "predict", "project" and "will be" and similar words or phrases or their negatives.

         The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include the risk factors discussed above under "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus.

         Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. We disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this prospectus to reflect any changes in its expectations or any change in events, conditions or circumstances on which any statement is based.

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


                               SELLING STOCKHOLDER

         The shares registered under the registration statement of which this prospectus is a part are being offered for the account of Jefferies & Company, Inc., or its transferees, pledgees or donees. Jefferies acquired the 170,000 shares of our common stock offered in this prospectus from us, in connection with Jefferies' conversion on December 11, 2001 of $35,000,000 principal amount of our 6.25% convertible notes due July 15, 2008 and Jefferies' conversion on December 13, 2001 of $5,000,000 principal amount of the convertible notes. In addition to the 1,188,353 shares of our common stock issuable upon conversion of the notes, we issued Jefferies 148,750 shares of our common stock on December 11, 2001 and 21,250 shares on December 13, 2001 and paid Jefferies a total of $1,085,938 of accrued interest on the bonds converted. The additional shares and accrued interest were issued as an inducement to Jefferies to convert the notes. The closing prices of our common stock on The New York Stock Exchange on December 11, 2001 was $38.40 per share and on December 13, 2001 was $33.25 per share.

         As of February 4, 2002, Jefferies beneficially owned 280,458 shares (0.8%) of our common stock, including 110,458 shares issuable upon conversion of $3,718,000 principal amount of the convertible notes.

         Jefferies was the initial purchaser of our offering of $172,500,000 of convertible notes in July 2001. Jefferies or its affiliates have from time to time provided investment banking, general financing and banking services to us and our affiliates, for which they have received customary compensation.

                              PLAN OF DISTRIBUTION

         Any distribution of the shares by the selling stockholder, or by the selling stockholder's transferees, pledges or donees, may be effected from time to time in one or more of the following transactions:

         o to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time),

         o through brokers, acting as principal or agent, in transactions (which may include block transactions) on The New York Stock Exchange, in special offerings, exchange distributions under the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices or at fixed prices, or

         o directly or through brokers or agents in private sales at negotiated prices, or by any other legally available means.

Unless otherwise disclosed in any prospectus supplement, the obligations of any underwriter to purchase shares will be subject to conditions precedent and the underwriters will be obligated to purchase all of the shares, if any are purchased, and any agent will be acting on a best efforts basis during its appointment.

         The selling stockholder and these underwriters, brokers, dealers or agents may be considered "underwriters" as that term is defined by the Securities Act.

         Underwriters participating in any offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in transactions may receive brokerage or agent's commissions or fees.

         At the time a particular offering of shares is made, to the extent required, a prospectus supplement will be distributed which will set forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares purchased from the selling stockholders, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         To comply with the securities laws of some states, if applicable, the shares will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration and qualification is available and complied with.

         All costs, expenses and fees for the registration of the shares will be borne by us. Commissions and discounts, if any, attributable to the sale of the shares will be borne by the selling stockholder. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                               VALIDITY OF SHARES

         The validity of the shares offered by this prospectus is being passed on for us by Richard J. Lampen, Esq., our Executive Vice President and Special Counsel. Mr. Lampen holds an option to purchase 199,493 shares of our common stock at an exercise price of $4.32 per share and an option to purchase 110,250 shares at an exercise price of $14.00.

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


We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

          Where You Can Find More Information.....................            2
          Prospectus Summary......................................            3
          Risk Factors............................................            4
          Forward-Looking Statements..............................           10
          Selling Stockholder.....................................           11
          Plan of Distribution....................................           11
          Experts.................................................           12
          Validity of Shares......................................           12



                                VECTOR GROUP LTD.

                                 170,000 SHARES
                                 OF COMMON STOCK